2005 Annual Report

ANNUAL MEETING

The Annual Meeting of Shareholders of M&F Bancorp, Inc., a North Carolina Corporation, will be held in the auditorium of the M&F Bank Corporate Center, 2634 Durham Chapel Hill Blvd., Durham, NC on Tuesday, June 20, 2006 at 6:00 p.m. All shareholders of record as of April 27, 2006 are cordially invited to attend.

TRANSFER AGENT

American Stock Transfer & Trust Company, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219, Telephone 1.877.777.0800

A MESSAGE FROM THE CHAIRMAN

On behalf of those whom you have entrusted as Directors for your Company, M&F Bancorp, Inc., I extend our appreciation and thanks. As has always been true, it is your unflagging support that makes your Company’s continued success and growth possible.

MACEO K. SLOAN, CHAIRMAN OF THE BOARD

“We have set our standards high, because we know your expectations demand it be so.”

A year ago, I shared with you that M&F Bancorp, Inc., is transforming itself into more than a one-subsidiary holding company. Because such a transformation is a long-term investment, the outward manifestation may not be detectible for some time. Ensuring long-term shareholder value often involves decisions that may be painful in the short-term, but be assured that enhancing the value of your investment is always foremost in our decision-making.

The financial services sector stands today at a crossroads. Mergers and acquisitions contribute to industry giants growing larger, with weaker or unprepared small- to mid-sized institutions going by the wayside. Changing consumer demands require different and more innovative distribution and communication channels. Institutions of all sizes still are seeking to comprehend the full financial and operational impact of recent legislation regarding internal accounting controls and corporate governance. I can confidently state that your Company stands ready to meet these challenges head-on, and to forge ahead into the uncharted territory of business in the 21st Century.

We have set our standards high, because we know your expectations demand it be so. In the years to come you should expect to hear more from and about your Company, and its wholly-owned subsidiary, M&F Bank, than you have ever done. We will be more visible in our markets than in the past, and we will be more aggressive in our positioning for the future.

Again, I thank you and look forward to working together with you to meet our goals.

Sincerely,

Maceo K. Sloan Chairman of the Board

A MESSAGE FROM THE PRESIDENT

I am pleased to report that two thousand and five marked a solid year for M&F Bancorp, Inc. We continued to make investments, both financially and in terms of time and effort, to address the challenges faced by your Company, which included major management and organizational transition, increased pressure on margins, an economy strained by global conflict, and fierce competition on all fronts.

The Financial Year In Review

While earnings were lower in 2005 relative to 2004, most of that shortfall was due to a one-time charge in 2005 that related to a Supplemental Employee Retirement Plan (“SERP”). The charge, which amounted to $577,000 on a pretax basis, negatively impacted 2005’s after-tax earnings by $420,000, resulting in net income of $712,000, or $0.41 per diluted share. Excluding this charge, 2005’s earnings would have been $1,132,000, or $0.65 per diluted share, essentially unchanged from the previous year’s earnings of $1,139,000, or $0.66 per diluted share.

Historically, the cost of this SERP was amortized over the anticipated term of employment for those members of the management team that were included in the Plan. However, when the employment of several members of the Plan terminated in 2005, the Company elected, at the advice of its accountants, to recognize the entire Plan cost attributable to these former employees as a 2005 expense. Simply put, this accounting treatment accelerated the recognition of this expense, which will reduce those costs in future years, benefiting future earnings. There is only one member of the management team covered by the SERP whose cost is still being amortized on an annual basis. While we do not anticipate similar one-time charges as occurred in 2005 on this remaining participant, any such charges would likely be significantly smaller than the one discussed above if they were incurred.

RONALD WILEY, PRESIDENT AND CEO

“We created a more nimble, and thus more responsive , cross-functional approach to developing products and services that respond to the demands of the markets we serve.”

M&F BANCORP, INC.	iii
2005 ANNUAL REPORT

Given the competitive pressures and challenging interest rate environment that existed throughout the year, we were pleased to be able to maintain our profitability excluding the SERP charge. Net interest margins remained lower throughout 2005 relative to 2004, leading to a modest decline in net interest income to $9,301,000 in 2005 from $9,438,000. Noninterest income was up 6% to $2,919,000, including a $364,000 net gain on the sale of securities in 2005. Included in 2004’s noninterest income was grant income of $439,000 from the Community Development Financial Institution Fund through its BEA Program. Excluding the securities gains and the grant, noninterest income was up 10%, mainly due to higher service charges, fees and commissions. Noninterest expense before the $577,000 SERP pretax charge increased less than 1% in 2005 versus 2004, with salaries and employee benefits decreasing 10%, primarily due to the reorganization and automation within the Company’s human resource function that was implemented in 2005.

Balance sheet growth remained in the single digit percentages in most key areas relative to year-ago levels. Total assets grew 7% to $247 million at December 31, 2005, up from $231 million at December 31, 2004, and stockholders’ equity increased to $20.7 million, or 8.4% of assets. Deposits increased 8% to $204 million at year-end 2005 from $189 million at the end of 2004. Gross loans were essentially unchanged at $168 million at year-end 2005 versus $169 million at the end of 2004.

While the level of nonperforming assets increased in 2005, the Company did boost its reserve position. Nonperforming assets totaled $5.8 million, or 3.42% of total assets, as of December 31, 2005, versus $4.1 million, or 2.45% of total assets, as of December 31, 2004. Net charge-offs during the year were unchanged from the year-ago level at $0.2 million, while the provision for loan losses increased to $590,000 in 2005 from $465,000 in 2004. The allowance for loan losses at December 31, 2005 was $2.9 million, or 1.74% of gross loans, versus $2.5 million, or 1.49% of gross loans, at December 31, 2004.

I feel privileged to have been named President and CEO of M&F Bancorp, Inc., and its wholly-owned subsidiary, Mechanics and Farmers Bank (M&F Bank) in June 2005. I am gratified by the trust you placed in me to lead an institution with such an unparalleled history to honor, a unique public trust to fulfill, and a distinct role to play in the marketplace. With your continued help and support, we will navigate this time of transition successfully, and emerge even better positioned to compete and stronger than ever before. I look forward to our shared future with anticipation of great things to come.

iv	M&F BANCORP, INC.
2005 ANNUAL REPORT

The View Going Forward

The organizational transition to which I referred previously began with my assuming the role of president and CEO in June 2005. “Transition” also speaks to the paradigm shift now underway to ensure we will thrive and grow in this competitive environment. We have rededicated ourselves to strengthening sound fundamentals – basic “blocking and tackling” if you will – as the platform for positioning your Company for growth in profitability, in size, scope of business, and sphere of influence.

We have redoubled our commitment to building and sustaining a sound credit culture as the key to managing asset quality. In a rising interest rate environment such as the one we currently are experiencing, financial institutions that are not mindful of this core function risk experiencing significantly higher delinquencies. With this in mind, we recently reorganized the credit administration and lending teams and improved our underwriting and approval processes in order to enhance asset quality management.

We also remain committed to increasing efficiency and to implementing meaningful cost control as essential aspects of managing profitable growth. is does not necessarily mean cutting expenses; it means making prudent, strategic long-term investments with expectations that they will net a reasonable return. We created a more nimble, and thus more responsive, cross-functional approach to developing products and services to respond to the demands of the markets we serve. While 2005 was a year of sound performance, we are convinced that there is great opportunity for improvement. In fact, the investments your Company has made in terms of management focus, functional reorganization and automated processes already have begun to produce the desired result and will continue to do so throughout the next several years.

Our industry is sensitive to both macro- and micro-environmental factors: international trade and conflict, the vagaries of the economy, changing demographic profiles and market demands, and career and life changes by key personnel, just to name a few. Knowing this we understand that the only thing guaranteed to remain constant is change. We’ve made this truth the cornerstone of our business philosophy to ensure we are prepared to take advantage of the tremendous opportunity our changing world offers.

I am excited about the long-term outlook for your Company and its wholly-owned subsidiary, Mechanics and Farmers Bank (M&F Bank), particularly as M&F Bank prepares for its second century of serving the citizens of North Carolina. I am encouraged by the dedication and enthusiasm demonstrated by our employees, the loyalty and support shown by shareholders and friends, and the excitement we sense in the community about future possibilities. Please know that your comments and suggestions are most welcome, and that you have my heartfelt thanks for your trust and confidence.

Sincerely,

Ronald Wiley President and Chief Executive Officer

M&F BANCORP, INC.	v
2005 ANNUAL REPORT

M&F BANCORP, INC.

BOARD OF DIRECTORS

Maceo K. Sloan

Chairman

M&F Bancorp, Inc.

Chairman, CEO and CIO

NCM Capital

Durham, NC

Joseph M. Sansom

Vice Chairman

M&F Bancorp, Inc.

Managing Partner

Sansom Associates, LLC

Raleigh, NC

Willie T. Closs, Jr.

Executive Vice President

NC Mutual Life Insurance Company

Durham, NC

Genevia Gee Fulbright

Vice President

Fulbright & Fulbright, CPA, PA

Durham, NC

Aaron L. Spaulding

Founder, President and CEO

Prestige Travel/American Express

Raleigh, NC

Ronald Wiley

President and CEO

M&F Bancorp, Inc.

Durham, NC

OFFICERS

Ronald Wiley

President and CEO

M&F Bancorp, Inc.

Durham, NC

E. Elaine Small

Vice President

Assistant Corporate Secretary

M&F Bancorp, Inc.

Durham, NC

Allan E. Sturges

Acting CFO, Vice President/Comptroller

M&F Bancorp, Inc.

Durham, NC

Valerie M. Quiett, Esquire

Corporate Secretary

M&F Bancorp, Inc.

Durham, NC

COMMITTEES

Audit Committee

Genevia Gee Fulbright,

Chairman

Maceo K. Sloan,

Secretary

Willie T. Closs, Jr.

Aaron L. Spaulding

Strategic Issues and Planning Committee

Maceo K. Sloan,

Chairman

Aaron L. Spaulding,

Vice Chairman

Willie T. Closs, Jr.

Genevia Gee Fulbright

Joseph M. Sansom

Compensation Committee

Willie T. Closs, Jr.,

Chairman

Aaron L. Spaulding

Corporate Governance and Nominating Committee

Aaron L. Spaulding,

Chairman

Willie T. Closs, Jr.

Genevia Gee Fulbright

Maceo K. Sloan

General Counsel

William A. Marsh, Jr.

Special Counsel

Brooks, Pierce,

McLendon,

Humphrey & Leonard, LLP

Womble, Carlyle,

Sandridge & Rice, LLP

M&F BANK

BOARD OF DIRECTORS

Aaron L. Spaulding*

Chairman

M&F Bank

Founder, President and CEO

Prestige Travel/American Express

Raleigh, NC

James A. Stewart*

Vice Chairman

M&F Bank

Broker/Consultant

Anthony & Co. ONCOR Inc.

President and CEO

Stewart Investment Properties, Inc.

Willie T. Closs, Jr.

Executive Vice President

NC Mutual Life Insurance Company

Durham, NC

Genevia Gee Fulbright

Vice President

Fulbright & Fulbright,

CPA, PA

Durham, NC

Michael L. Lawrence

CFO

NCM Capital

Durham, NC

Cedric L. Russell

Funeral Director and General Manager

Russell Funeral Home

Winston-Salem, NC

Joseph M. Sansom*

Managing Partner

Sansom Associates, LLC

Raleigh, NC

John C. Scarborough III

President and CEO

Scarborough and Hargett Funeral Home

Durham, NC

Maceo K. Sloan

Chairman, CEO and CIO

NCM Capital

Durham, NC

Connie J. White

Management Consultant

Durham, NC

Ronald Wiley*

President and CEO

M&F Bank

Durham, NC

CORPORATE OFFICERS

Ronald Wiley

President and CEO

E. Elaine Small 1

Executive Vice President

Jonathan S. Woodall 2

Senior Vice President

CFO

Allan E. Sturges 3

Acting CFO

Vice President/Comptroller

Wesley A. Christopher

Senior Vice President

Banking Group Executive

vi	M&F BANCORP, INC.
2005 ANNUAL REPORT

W. Donald Harrington

Senior Vice President

Credit Administration

Harold G. Sellars

Senior Vice President

Quality Assurance/Lending Administration/Security Officer

Anthony C. Powell

Senior Vice President

Operations Group

Executive

Evelyn Acree

Senior Vice President/City Executive

Winston-Salem

Tanya Dial-Bethune

Acting City Executive

Assistant Corporate

Secretary

Charlotte

Stanley Green, Jr.

Senior Vice President/City Executive

Raleigh

Kevin J. Price

Vice President/Business

Development Officer/

Charlotte

Queron U. Smith

Vice President/City Executive

Durham

Julia V. Banks

Vice President/Branch

Operations Support

Samuel T. Gibson III

Vice President/

Senior Sales Executive

Anne DeLoatch

Assistant Vice President

Senior Banking Center

Service Manager/Assistant Security

Officer/Assistant

Corporate Secretary,

Durham

BANKING OFFICERS

Lucera B. Parker

Marketing Director

Shelia Winston-Graves

Senior Banking Center

Service Manager/Assistant Security

Officer/Assistant

Corporate Secretary,

Raleigh

OTHER OFFICERS

Valerie Quiett, Esquire

Compliance Officer/

Corporate Secretary

Saundra H. Quick

Executive Secretary/Assistant Corporate

Secretary

INTERNAL AUDIT

Peggy Gill

Acting Audit and Risk Manager

COMMITEES 2005

Asset/Liability Committee

Aaron L. Spaulding,

Chairman

Allan E. Sturges, Secretary

Wesley A. Christopher

W. Donald Harrington

E. Elaine Small

James A. Stewart

Anthony C. Powell

Connie J. White

Ronald Wiley

Audit Committee**

Genevia Gee Fulbright,

Chairman

Maceo K. Sloan, Secretary

Willie T. Closs, Jr.

Aaron L. Spaulding

Compensation Committee

Aaron L. Spaulding,

Chairman

Joseph M. Sansom,

Secretary

James A. Stewart

EDP and Technology Committee

Joseph M. Sansom,

Chairman

E. Elaine Small,

Secretary

Julia V. Banks

Wesley A. Christopher

Joseph Ellerbee

W. Donald Harrington

Alice Lyon

Anthony C. Powell

Connie J. White

Ronald Wiley

Loan Review Committee

Wesley A. Christopher,

Chairman

Harold G. Sellars,

Vice Chairman

Chevez Thornton,

Secretary

Evelyn Acree

Stanley Green, Jr.

Queron U. Smith

Ronald Wiley

Marketing & Advertising Committee

Connie J. White,

Chairman

Lucera B. Parker,

Secretary

Wesley A. Christopher

Lem Long, Ex officio

Anthony C. Powell

Cedric L. Russell

E. Elaine Small

Aaron L. Spaulding

Allan E. Sturges

Ronald Wiley

Personnel Committee

James A. Stewart,

Chairman

Wesley A. Christopher

Anthony C. Powell

J. C. Scarborough III

E. Elaine Small

Aaron L. Spaulding

Ronald Wiley

CITY ADVISORY BOARDS

Durham

James A. Stewart,

Chairman

Queron U. Smith,

Secretary

Jesse T. Callis

Wesley A. Christopher

Julio Cordoba

Deryle Daniels

Fredrick A. Davis

L. Lois Deloatch

Whitney Rich

Ronald Wiley, Ex officio

Charlotte

Lem Long, Jr., Chairman

Tanya Dial-Bethune,

Secretary

Wesley A. Christopher

Terrence A. Hawkins

Anthony V. Hunt

Marie Tann

Walter S. Tucker

Jewett L. Walker

Ronald Wiley, Ex officio

Raleigh

Joseph M. Sansom,

Chairman

Stanley Green, Jr.,

Secretary

Paul L. Anderson

Angelia “Angie” Arrington

Portia H. Brandon

Helen M. Calloway

Wesley A. Christopher

Dexter V. Perry

Martel Anse’ Perry

Joselyn D. Williams

Ronald Wiley, Ex officio

Winston-Salem

Benjamin S. Ruffin,

Chairman

Evelyn Acree, Secretary

Harvey Allen, Jr.

Wesley A. Christopher

Renita Linville

Cedric L. Russell

Ronald Wiley, Ex officio

Tanya Wiley

General Counsel

William A. Marsh, Jr.

Special Counsel

Brooks, Pierce, McLendon,

Humphrey & Leonard, LLP

Womble, Carlyle,

Sandridge & Rice, LLP

*	Executive Committee

**	M&F Bancorp, Inc.

[1]	Retired as of April 3, 2006

[2]	Appointed April 10, 2006

[3]	Interim CFO from March 10, 2005 to April 10, 2006

M&F BANCORP, INC.	vii
2005 ANNUAL REPORT

M&F
M&F Bancorp, Inc.

2634 Durham Chapel Hill Boulevard
PO Box 1932
Durham, North Carolina 27702-1932

www.mfbonline.com

919-687-7800 *phone*
919-687-7821 *fax*

MEMBER FDIC

EQUAL HOUSING LENDER